STOCK PURCHASE AGREEMENT

This agreement is entered into between Monogram Pictures, Inc., a Florida corporation (SELLER) and Oliver H. Martin, an individual (Buyer) regarding the sales and purchase of all the outstanding shares of General Personnel Management, Inc., a California corporation (GPM).

SELLER agrees to sell and BUYER agrees to purchase all the outstanding shares of GPM for a purchase price of Twenty-Five Thousand Dollars ($25,000), subject to the following conditions:

1. SELLER will forgive any and all indebtedness due from GPM, except that GPM will reimburse SELLER for auditing cost in the amount of Two-Thousand Five Hundred Dollars ($25,000)

2.  BUYER will cause GPM to forgive any and all indebtedness from SELLER.

3. BUYER will cause GPM to enter into a marketing agreement with SELLER to provide marketing commission of 1% of Gross Payroll for all new business referred to GPM from SELLER. Said commission will apply to the first two years of payroll for each new business referred by SELLER.

4. SELLER warrants that BUYER has full knowledge of all GPM contracts and obligations and SELLER has entered into no contracts or obligations without the knowledge of BUYER.


This agreement is to become effective October 1, 2001


Agreed to this  1st day of October, 2001

Oliver H. Martin
/s/ Oliver H. Martin

Monogram Pictures, Inc.
/s/ Steven Swank
Steven Swank, President